Exhibit 99.1

JA Solar Responds to U.S. Department of Commerce’s Final Decision on Anti-Dumping Tariffs on Chinese Solar Products

SHANGHAI, China, Oct. 12, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today responded to the final determination by the U.S. Department of Commerce (“DOC”) on imposing anti-dumping duties on China-produced solar products.

In its final decision, the DOC determined that crystalline silicon photovoltaic (“PV”) cells produced in China, whether or not assembled into modules, would be subject to antidumping and countervailing duties. Under the ruling, solar modules assembled in China from cells produced in third countries do not fall within the scope of the duties. The U.S. International Trade Commission (“ITC”) will make its final determination on or before November 23, 2012.

Pursuant to the DOC’s determination, PV cells produced in China by JA Solar will be subject to an antidumping duty of 25.96% and a countervailing duty of 15.24%.

Jonathan Pickering, president of JA Solar USA, commented, “We are pleased that the dispute is coming to a close and that the scope of the investigation was not expanded. JA Solar cooperated fully with the DOC during its investigation, and we continue to state our case to the ITC.”

Mr. Pickering continued, “We remain focused on addressing our customers’ need for high-quality, high-performance products, and we’re determined to play an active role in the rapid growth of the U.S. market.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

CONTACT:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com